SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VTEL Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

918333105
(Cusip Number)

David Corbin
3113 S. University Drive
Suite 500
Fort Worth, Texas 76109
(817) 335-8282
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 1,546,150, which constitutes approximately 6.2% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 24,797,474 shares outstanding.


1.   Name of Reporting Person:

       Marathon Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:

       (a) /   /

       (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO (Funds Received from Advisory Clients)

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e):

        /   /

6.   Citizenship or Place of Organization: Texas

                         7.    Sole Voting Power: -0-
Number of
Units
Beneficially     8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: -0-
Person
With
                       10.   Shared Dispositive Power: -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.   Percent of Class Represented by Amount in Row (11):  0.0%

14.   Type of Reporting Person: PN


1.   Name of Reporting Person:

       Corbin & Company

2.   Check the Appropriate Box if a Member of a Group:

       (a) /   /

        (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO (Funds Received from Advisory Clients)

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e):

        /   /

6.   Citizenship or Place of Organization: Texas

                         7.   Sole Voting Power: -0-
Number of
Units
Beneficially     8.   Shared Voting Power: 1,546,150 (1)
Owned By
Each
Reporting        9.   Sole Dispositive Power: -0-
Person
With
                       10.   Shared Dispositive Power: 1,546,150 (1)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,546,150

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.   Percent of Class Represented by Amount in Row (11):  6.2%

14.   Type of Reporting Person: IA
------------
(1)   Power is exercised through its Chairman, President and Chief Investment Officer, David A. Corbin.


1.   Name of Reporting Person:

        Western Research & Management, L.L.C.

2.   Check the Appropriate Box if a Member of a Group:

       (a) /   /

        (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO (Funds Received from Advisory Clients)

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e):

        /   /

6.   Citizenship or Place of Organization: Texas

                         7.   Sole Voting Power: -0-
Number of
Units
Beneficially     8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: -0-
Person
With
                       10.   Shared Dispositive Power: -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.   Percent of Class Represented by Amount in Row (11):  0.0%

14.   Type of Reporting Person: IA


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 17, 2000, as amended by Amendment No. 1 dated January 5, 2001 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of VTEL Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.     IDENTITY AND BACKGROUND.

Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

Each of Marathon, Western, Marathon Management, Siria and Woodard are no longer Reporting Persons or Item 2 Persons.

(b) - (f)

No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Marathon	Not Applicable	Not Applicable
Corbin & Co.	Other (1)	$5,863,813.70 (2)
Western	Not Applicable	Not Applicable

(1)  Funds were received from investment advisory clients.
(2)  This figure represents the total amount expended by Corbin & Co. for all purchases of shares of the Stock without subtracting sales of the Stock or transfers to clients in connection with the closing of client accounts (with such transfers being valued at cost); therefore, such figure does not represent Corbin & Co.'s net investment in shares of the Stock. Corbin & Co.'s net investment in shares of the Stock is $4,350,067.46.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

     (a)

Reporting Persons

     MARATHON

Marathon is not the beneficial owner of any shares of the Stock.

     CORBIN & CO.

     The aggregate number of shares of the Stock that Corbin & Co. owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,546,150, which constitutes approximately 6.2% of the outstanding shares of the Stock.

     WESTERN

Western is not the beneficial owner of any shares of the Stock.

Controlling Persons

     MARATHON MANAGEMENT

    Marathon Management is not the beneficial owner of any shares of the Stock.

     SIRIA

    Siria is not the beneficial owner of any shares of the Stock.

     WOODARD

    Woodard is not the beneficial owner of any shares of the Stock.

     CORBIN

     Because of his positions as Chairman, President and Chief Investment Officer of Corbin & Co., Corbin may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,546,150 shares of the Stock, which constitutes approximately 6.2% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any shares of the Stock.

     (b)

Reporting Persons

     MARATHON

    Marathon has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     CORBIN & CO.

     Acting through Corbin, its Chairman, President and Chief Investment Officer, Corbin & Co. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,546,150 shares of the Stock.

     WESTERN

    Western has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

     MARATHON MANAGEMENT

    Marathon Management has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     SIRIA

    Siria has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     WOODARD

    Woodard has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     CORBIN

     As Chairman, President and Chief Investment Officer of Corbin & Co., Corbin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,546,150 shares of the Stock.

     (c)  During the past 60 days, Corbin & Co., Marathon and Woodard have purchased and sold shares of the Stock in open market transactions over the counter as follows:

REPORTING PERSON	DATE	NUMBER OF SHARES PURCHASED OR SOLD	PRICE PER SHARE
Marathon	10/24/01	32,490 (S)	$ 4.03
Marathon	10/25/01	10,000 (S)	$ 3.94
Marathon	10/26/01	10,000 (S)	$ 3.99
Marathon	10/31/01	20,000 (S)	$ 2.97
Corbin & Co.	11/07/01	38,000 (P)	$ 2.95
Marathon	11/12/01	10,000 (S)	$ 2.94
Corbin & Co.	11/15/01	1,700 (S)	$ 3.01
Corbin & Co.	11/15/01	1,000 (S)	$ 3.01
Corbin & Co.	11/15/01	4,300 (S)	$ 3.01
Corbin & Co.	11/15/01	3,000 (S)	$ 3.01
Corbin & Co.	11/15/01	10,000 (S)	$ 3.01
Corbin & Co.	11/15/01	2,000 (S)	$ 3.01
Corbin & Co.	11/15/01	5,500 (S)	$ 3.01
Corbin & Co.	11/15/01	2,500 (S)	$ 3.01
Corbin & Co.	11/15/01	2,000 (S)	$ 3.01
Corbin & Co.	11/23/01	10,000 (P)	$ 2.69
Corbin & Co.	11/27/01	6,000 (P)	$ 2.47
Marathon	12/04/01	25,000 (S)	$ 3.39
Marathon	12/05/01	25,000 (S)	$ 3.46
Marathon	12/06/01	25,000 (S)	$ 3.34
Marathon	12/07/01	8,600 (S)	$ 3.78
Marathon	12/07/01	46,000 (S)	$ 3.56
Corbin & Co.	12/07/01	25,000 (P)	$ 3.52
Corbin & Co.	12/10/01	80,900 (P)	$ 3.85
Marathon	12/10/01	65,000 (S)	$ 3.75
Marathon	12/10/01	7,000 (S)	$ 3.74
Marathon	12/11/01	56,000 (S)	$ 3.74
Corbin & Co.	12/11/01	19,100 (P)	$ 3.84
Marathon	12/12/01	5,000 (S)	$ 3.74
Marathon	12/13/01	9,300 (S)	$ 3.77
Corbin & Co.	12/13/01	42,000 (P)	$ 3.75
Marathon	12/14/01	28,100 (S)	$ 3.75
Corbin & Co.	12/14/01	19,500 (P)	$ 3.81
Corbin & Co.	12/17/01	28,900 (P)	$ 4.02
Woodard	12/17/01	1,300 (S)	$ 3.87
Woodard	12/17/01	1,200 (S)	$ 3.84
Corbin & Co.	12/18/01	9,600 (P)	$ 4.55

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the Stock during the past 60 days.

     (d) All of the shares of the Stock reported herein are owned by the advisory clients of Corbin & Co., who have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Stock.  To the best knowledge of Corbin & Co., no client of Corbin & Co. has an interest in dividends or sale proceeds that relates to 5% or more of the outstanding shares of the Stock.

     (e) Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Letter from Marathon to the Issuer's Board of Directors, dated November 9, 2000, previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: December 21, 2001

 CORBIN & COMPANY

 By: /s/ David A. Corbin
         David A. Corbin, President

                                                              EXHIBIT INDEX

EXHIBIT DESCRIPTION

  99.1   Letter from Marathon to the Issuer's Board of Directors, dated November 9, 2000, previously filed.